Australia Biotech Invest & Partnering 30th October 2018 (ASX: IMM, NASDAQ: IMMP) The global leader in developing LAG-3 therapeutics Exhibit 99.1

The purpose of the presentation is to provide an update of the business of Immutep Limited ACN 009 237 889 (ASX:IMM; NASDAQ:IMMP). These slides have been prepared as a presentation aid only and the information they contain may require further explanation and/or clarification. Accordingly, these slides and the information they contain should be read in conjunction with past and future announcements made by Immutep and should not be relied upon as an independent source of information. Please refer to the Company's website and/or the Company’s filings to the ASX and SEC for further information. The views expressed in this presentation contain information derived from publicly available sources that have not been independently verified.  No representation or warranty is made as to the accuracy, completeness or reliability of the information. Any forward looking statements in this presentation have been prepared on the basis of a number of assumptions which may prove incorrect and the current intentions, plans, expectations and beliefs about future events are subject to risks, uncertainties and other factors, many of which are outside Immutep’s control.  Important factors that could cause actual results to differ materially from assumptions or expectations expressed or implied in this presentation include known and unknown risks.  Because actual results could differ materially to assumptions made and Immutep’s current intentions, plans, expectations and beliefs about the future, you are urged to view all forward looking statements contained in this presentation with caution.  Additionally, the INSIGHT investigator sponsored clinical trial described in this presentation is controlled by the lead investigator and therefore Immutep has no control over this clinical trial. This presentation should not be relied on as a recommendation or forecast by Immutep. Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction. Notice: Forward Looking Statements

Company Snapshot

immutep
LAG-3 IMMUNOTHERAPY

- Globally active biotechnology company with operations in Australia, Europe and U.S.
- Four LAG-3 related product candidates in development in immuno-oncology and autoimmune disease
- Committed partnerships with five of the world's largest pharmaceutical companies - Merck (MSD), Pfizer/ Merck KGaA, Novartis and GSK, along with Eddingpharm in China

Capital Structure

Ticker symbols	IMM (Australian Securities Exchange) IMMP (NASDAQ)
Securities on issue[1] (as at 23 October 2018)	3.08 billion ordinary shares 8.83 million American Depository Shares (ADSs)
Cash & Term Deposits (as at 30 September 2018)	A$21.3 million (~US$15.4 million)
Market Cap (as at 23 October 2018)	A$138.6 million (~US$97.9 million)
Avg. Vol. (3 months) (as at 23 October 2018)	5.0 million ordinary shares on ASX 142 k ADRs[1] on NASDAQ

[1] Market capitalisation based on ASX ordinary share price. For a detailed summary of all securities on issue refer to latest Appendix 3B released on ASX. Each ADR represents 100 ordinary shares

Shareholders


29%
71%
Australian Securities Exchange
Nasdaq

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LAG-3 Overview & Product Candidates

LAG-3 is widely expressed on tumor infiltrating lymphocytes (TILs) and cytotoxic T cells à Prime target for an immune checkpoint blocker Positive regulation of antigen presenting cells (APC) à increase in antigen presentation to cytotoxic CD8+ T cells Negative regulation of LAG-3+ T Cells LAG-3 as a Therapeutic Target T-Cell APC* MHCII LAG-3 LAG-3/ MHC Class II Interaction Notes: * APC: antigen presenting cell

Targeting LAG-3 May Lead to Multiple Therapeutics in Numerous Indications


IMMUNOSTIMULATION
IMMUNOSUPPRESSION
IMP321
APC Activator
APC
MHCII
Antagonistic mAb
Partnered with NOVARTIS
IMP701
LAG-3
T-Cell
Immuno-oncology Combination Therapies
Viral Infections
Agonistic mAb
IMP761
Depleting mAb
LAG-3
Partnered with
gsk
IMP731
T-Cell
Rheumatoid Arthritis
IBD
Multiple Sclerosis

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Oncology and Autoimmune Pipeline*

immutep
LAG-3 IMMUNOTHERAPY

Program	Preclinical	Phase I	Phase II	Late Stage	Commercial Rights/Partners
Eftilagimod Alpha (LAG-3Ig or IMP321), APC activating fusion protein	**AIPAC** (Chemo-IO Combo)			2019	Global Rights: immutep; Chinese Rights: EOC
	TACTI-002 [1] (IO-IO Combo)		2019/2020	MERCK INVENTING FOR LIFE	
	INSIGHT-004 [2],[3],[5] (IO-IO Combo)	2019/2020	Pfizer; Merck KGaA, Darmstadt, Germany		
	TACTI-mel (IO-IO Combo)	2018/2019			
	INSIGHT [2] (In situ Immunization)	2018/2019			
IMP731 (Depleting AB)	**Autoimmune Diseases** [4]				Global Rights: gsk
IMP701 (Antagonist AB)	**IO-IO Combo: solid tumors**				Global Rights: NOVARTIS
	IO-IO Combo: solid tumors + blood cancer				
	Chemo-IO combo: metastatic breast cancer				
	IO-IO Combo: melanoma [5]				
IMP761 (Agonist AB)	**Autoimmune Diseases**				Global Rights: immutep

Notes

* Actual timing of data readouts may differ from expected timing shown above.

(1) In combination with KEYTRUDA® (pembrolizumab) in non-small cell lung carcinoma ("NSCLC") or head and neck carcinoma ("HNSCC"); clinical trial is currently planned and not active.

(2) INSIGHT Investigator Initiated Trial ("IIT") is controlled by lead investigator and therefore Immutep has no control over this clinical trial.

(3) In combination with BAVENCIO® (avelumab).

(4) Reflects completed Phase I study in psoriasis and anticipated Phase II trial in ulcerative colitis.

(5) Clinical trial is currently planned and not active.

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Efficacy: Metastatic Melanoma All lesions disappeared à CR (confirmed) patient without treatment and disease free Tumor progression preliminary data, status 9th May 2018 Efti (IMP321) in Melanoma TACTI-mel (IO combination) – Single Case at 1 mg efti

LAG-3 Therapeutic Landscape Overview Immutep is the leader in developing LAG-3 modulating therapeutics Sources: GlobalData, company websites, clinical trials.gov, and sec.gov Information as of August 17, 2018, includes planned and completed trials, includes trials where the company may not be the sponsor Indicates one product; size indicates stage of development, green = product either developed by Immutep or under license from Immutep Indicates No. of patients on trials Phase 1 Preclinical Phase 2 Late stage Total estimated patients* Program Company Phase 1 Preclinical Phase 2 Pivotal Total estimated patients* Program Company Phase 1 Preclinical Phase 2 Pivotal Company Eftilagimod Alpha (IMP321) Incyte Corp. LAG525 (IMP701) MK4280 FS-118 SYM022 413 55 51 F-Star Symphogen A/S Armo Biosciences BI 754111 2 trials MGD013 131 Macrogenics 1 trial 1 trial 1 trial 1 trial 379 B.I. Merck & Co. Inc. 4 trials 2 trials 1 trial 1 trial REGN3767 TSR-033 546 260 1 trial 1 trial Regeneron/ Sanofi Tesaro 906 30 INCAGN02385 Relatlimab 6739 BMS 6 trials 2 trials 10 trials 666 1 trial 2 trials GSK2831781 (IMP731) 67 1 trial 1 trial REGN3767 TSR-033 MGD013 Program IMP761 AM003

Outlook Potential News Flow and Milestones TACTI-mel data from fourth patient cohort (30 mg dose at cycle 1): H2 2018 TACTI-002 to commence, Phase II trial in collaboration with MSD: H2 2018 TACTI-002 first data in 2019 IMP761 preclinical data: 2018/ 2019 INSIGHT single cases from study: throughout 2019 AIPAC first progression free survival data (metastatic breast cancer trial): 2019 Potential milestone payments from clinical partners as trials progress Continued expansion of patent portfolio Continued regulatory interaction Ongoing business development activities Clinical Other

Thank you!